EXHIBIT 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item2	Date of Material Change
December 30, 2024

Item 3	News Releases
N/A

Item 4	Summary of Material Change

On December 18, 2024, the Company the Company issued a total of 100,000 common shares and 100,000 share purchase warrants pursuant to the conversion of convertible debentures totaling $10,000 in principal.  Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on October 29, 2026.

On December 16, 2024, the Company granted 6,000,000 PSUs to officers, directors, consultants and an employee.  These PSUs vest as follows:  On the date that the Company’s volume weighted average share price for five consecutive days is $0.30 – 33.33%, $0.50 – 33.33% and $1.00 – 33.34%.

Also on December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering the Company, as guarantor of a lease at 285-295 Kesmark Street, Quebec, to pay Olymbec Development Inc. $367,428.20, representing lease and administrative charges unpaid by Pivot Pharmaceuticals Manufacturing Corp., a former subsidiary, plus $15,000 as punitive damages.

Item 5	Full Description of Material Change
Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.
Item 9	Date of Report
December 30, 2024